FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2005

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

May 16, 2005

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

“MEGATEM” AIRBORNE GEOPHYSICAL SURVEY UNDERWAY ON THE MACINNIS LAKE

URANIUM PROJECT

MAX Resource Corp. is pleased to announce that the deep penetrating airborne electromagnetic geophysical (“MEGATEM”) survey on the company’s MacInnis Lake uranium project is now underway. The airborne survey is being conducted by Fugro Airborne Surveys using a specially modified Dash-7 aircraft and will cover a total of 951 line kilometers along east-west oriented lines, with 200 meter spacings.  Mr. Jan Klein,  M.Sc., P. Eng., P. Geo., consulting geophysicist, will review and compile all of the data generated from the geophysical survey. The large scale and high transmitter power of the proprietary system allows for deep penetrating exploration in the search for unconformity type uranium deposits associated with graphitic conductors in the basement.  Results from the geophysical survey will be combined with archived historical drill results to assist the company in its drill targeting during subsequent exploration.  Summer exploration activities are planned that include follow up ground geophysics and diamond drilling.  Mr. Clancy Wendt, P.Geo., is MAX’s Qualified Person for the MacInnis Lake uranium project.

MACINNIS LAKE URANIUM PROJECT (“UNCONFORMITY OR BASEMENT HOSTED URANIUM SETTING”)

The MacInnis Lake uranium claim block consists of 26,184.64 acres located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 275 km southeast of the city of Yellowknife. The MacInnis Lake Uranium project is considered to be an Unconformity-associated uranium deposit type.  Unconformity-related uranium deposits can be extremely high grade and can average up to 10%+ U308;  this is the setting for the vast majority of deposits in the Athabasca Basin in northern Saskatchewan.  MAX’s management believes the MacInnis Lake area has the potential to host a world-class, economic uranium deposit, similar to those at Saskatchewan’s McArthur River and Cigar Lake.

The MacInnis Lake claim block is known to have widespread surface uranium mineralization, and contains 28 high grade uranium outcrops that were drilled between 1954 and 1988.  All uranium exploration and drilling datasets have been archived and recorded by the Geological Survey of Canada and include the results of over 100 uranium drill-holes..  These drill holes were completed between 1954-1988 by Canadian Pipelines and Petroleum Ltd. and Scurry-Rainbow Oil Ltd.  The highest uranium values intersected in drill core at the Dussault showing intersected 0.84% U308 over 2 feet.  This high grade zone has a strike length of more than 150 meters and is 60 metres in depth. Uranium mineralization rakes to the northeast at 40 degrees.  The Ace Uranium showing was drill tested with 57 drill holes totaling 6,096 metres.  Uranium mineralization was drill tested to a depth of 150 metres.  A narrow, high grade uranium ore zone 50 metres in length and 6 metres wide was outlined on the property.   All historically archived drill data is available from the Northwest Territories Geoscience office of Research and Information.

The world average grade from producing uranium mines is 0.15% U308.  The current spot price for uranium is $29.00 US per pound

A Qualified Person is in the process of preparing a National Instrument 43-101 compliant report on the property that should be available by early June.  The historical data outlined above predates NI #43-101 standards and therefore should not be relied upon.

MAX has entered into an option agreement with Alberta Star Development Corp. (TSX-V:ASX; OTC BB: ASXSF) whereby MAX  can earn a 50% interest in the MacInnis Lake Uranium Project by making cash payments totaling $30,000  issuing 200,000 common shares, and incurring exploration expenditures totaling $2 Million over a five year period.   Alberta Star will be the operator of the project.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects in the Americas.   MAX is currently focused on the discovery of uranium and precious metals in the far North, with interests in properties in Alaska and the Northwest Territories.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Investor Relations:

Tangent Management

Tel: (604) 642-0115

Toll-free: 1-866-345-0115

info@maxresource.com

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date  May 31, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director